# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Uranium Energy Corp, CIK 0001334933
CUSIP: 916896103
Title of class of securities: Uranium Energy Ord Shs
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia Canada (A1), V6E 4A2
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- Van Eck Associates Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 29,034,465; shared voting power 0; sole dispositive power 29,034,465; shared dispositive power 0; aggregate amount beneficially owned 29,034,465 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Uranium Energy Corp
Address of issuer's principal executive offices: 1188 West Georgia Street, Suite 1830, Vancouver, CA-BC, V6E 4A2, CA

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York, 10017, NY, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 29,034,465
Percent of class: 5.9
Sole power to vote or to direct the vote: 29,034,465
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 29,034,465
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Van Eck Associates Corporation: Ashley Sousa, AVP - Van Eck Associates Corporation (08/13/2026)